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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                               SCHEDULE 13D
                              (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                         PURSUANT TO RULE 13d-1(a)

                             (Final Amendment)

                      OACIS HEALTHCARE HOLDINGS CORP.
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                      (Title of Class of Securities)

                               ------------

                              00175167107510
                              (CUSIP Number)

                       OSCAR ACQUISITION CORPORATION
              SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
                    (Name of Persons Filing Statement)

                           William A. Roper, Jr.
                          Chief Financial Officer
              Science Applications International Corporation
                             1241 Cave Street
                            La Jolla, CA 92037
                         Telephone: (619) 535-7711

                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                  and Communications on Behalf of Bidder)

                                Copies to:
                              David L. Caplan
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                         Telephone: (212) 450-4000

                              March 26, 1999
          (Date of Event which Requires Filing of this Statement)

                               ------------


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

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                               SCHEDULE 13D

CUSIP No. 00175167107510                                     Page 2 of 6 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Oscar Acquisition Corporation
       33-0846965

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
       WC

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

                                             7   SOLE VOTING POWER
                                                 0

           NUMBER OF SHARES                  8   SHARED VOTING POWER
         BENEFICIALLY OWNED BY                   10,018,442
         EACH REPORTING PERSON
                 WITH                        9   SOLE DISPOSITIVE POWER
                                                 0

                                             10  SHARED DISPOSITIVE POWER
                                                 10,018,442

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,018,442

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
       CERTAIN SHARES*

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       94.3%
   14  TYPE OF REPORTING PERSON*
       CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7


                               SCHEDULE 13D

CUSIP No. 00175167107510                                     Page 3 of 6 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Science Applications International Corporation
       95-3630868

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
       WC

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

                                             7   SOLE VOTING POWER
                                                 0

             NUMBER OF SHARES                8   SHARED VOTING POWER
          BENEFICIALLY OWNED BY                  10,018,442
          EACH REPORTING PERSON
                   WITH                      9   SOLE DISPOSITIVE POWER
                                                 0

                                             10  SHARED DISPOSITIVE POWER
                                                 10,018,442

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,018,442

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
       CERTAIN SHARES*

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       94.3%

   14  TYPE OF REPORTING PERSON*
       HC, CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7


               Oscar Acquisition Corporation and Science Applications International Corporation hereby amend their Statement on Schedule 13D, originally filed on March 3, 1999 (the "Schedule 13D"), with respect to the responses set forth in Items 3, 5, 6 and 7 of the Schedule 13D. All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 13D.

               Item 3.  Source and Amount of Funds or Other Consideration.

               The text of Item 3 in the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

               The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer and to pay related fees and expenses was approximately $46 million. Purchaser obtained such funds through a capital contribution from Parent. Parent obtained such funds from its general corporate funds. Beneficial ownership of the 6,267,216 Shares was originally acquired through execution of stockholder agreements dated as of February 21, 1999 (the "Stockholder Agreements") between Purchaser and certain stockholders of the Issuer. None of the Reporting Persons expended any funds in connection with the execution of the Stockholder Agreements. See Item 6.

               Item 5.  Interest in Securities of the Issuer.

               The text of paragraphs (a), (b), (c) and (e) of Item 5 in the
Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

              (a) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and prior to the Effective Time (as hereinafter defined), each of the Reporting Persons had shared voting power and shared dispositive power with respect to (and therefore beneficially owned) 10,018,442 Shares (including warrants to purchase 146,606 Shares) representing approximately 94.3% of the outstanding Shares (assuming conversion of all outstanding warrants into 293,211 Shares) as of March 26, 1999. See Item 6.

               Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any persons named in Schedule A or Schedule B owns beneficially any Shares.

              (b) Prior the Effective Time (as hereinafter defined) each of the Reporting Persons had shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 10,018,442 Shares. See
Item 6.

              (c) Other than pursuant to the Merger Agreement and the Stockholder Agreements, no transactions in the Shares have been effected since January 2, 1999 by any Reporting Person or, to the best of the knowledge of the Reporting Persons, any of the persons named in Schedule A and Schedule B.

              (e) Pursuant to the Merger Agreement, immediately prior to the Effective Time (as hereinafter defined), all of the Shares held by Purchaser were canceled. See Item 6.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

              (i) The text of the first paragraph of Item 6 in the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

               On February 21, 1999, the Issuer, Parent and Purchaser entered into the Merger Agreement providing for, subject to the terms and conditions set forth in the Merger Agreement, Purchaser to commence the Offer. Purchaser commenced the Offer on February 26, 1999, and the Offer expired at 12:00 midnight, New York City time, on March 25, 1999. According to a preliminary count by ChaseMellon Shareholder Services L.L.C., acting as depositary, as of midnight, New York City time, on March 25, 1999 there were validly tendered pursuant to the Offer 10,018,442 Shares (including 27,562 Shares subject to guarantees of or receipt of additional documentation) which represents approximately 94.3% of the Shares outstanding as of March 26, 1999. Pursuant to the Offer, on March 26, 1999, Purchaser accepted for payment all such Shares validly tendered according to the terms of the Offer.

               The Merger Agreement also provided for Purchaser to merge with and into the Issuer, as soon as practicable after the consummation of the Offer, with the Issuer to be the surviving corporation in the Merger (the "Surviving Corporation"). On March 31, 1999 (the "Effective Time"), Purchaser filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware. Pursuant to the Merger Agreement, at the Effective Time, each outstanding Share (other than Shares held by Parent or any subsidiary of Parent and Shares held by stockholders properly exercising appraisal rights under the laws of the State of Delaware) was converted into a right to receive $4.45 in cash, without interest. Pursuant to the Merger Agreement, at the Effective Time, each share of common stock, par value $0.001, of Purchaser outstanding immediately prior to the Effective Time was converted into and became one fully-paid and non-assessable share of common stock, par value $0.001, of the Surviving Corporation. Pursuant to the Merger Agreement, at the Effective Time, each Share held by the Company as treasury stock or owned by Parent or any subsidiary of Parent was canceled.

               The text of the last three paragraphs of Item 6 in the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

               On March 26, 1999, William H. Younger, Jr., and Alan W. Crites resigned from the Issuer's Board of Directors effective upon the purchase by Purchaser of the Shares tendered in the Offer.

               On March 26, 1999, David A. Dominik, constituting the sole member of the Board of Directors of the Issuer, passed a resolution appointing
J. Robert Beyster, David A. Cox, John E. Glancy, William A. Roper, Jr., Tracy Trent and Peter N. Pavlics as Directors to the Board of Directors of the Issuer until their successors are duly elected and qualified or the earlier of their death, resignation or removal.

               On March 31, 1999, the Issuer informed The Nasdaq Stock Market, Inc. of the Merger and requested the delisting of the Shares effective as of March 31, 1999, but not later than the close of business on April 1, 1999.

               On March 31, 1999, the Issuer filed a Certification and Notice of Termination of Registration under Section 12(g) of the Exchange Act on Form 15 ("Form 15") with the Commission. Pursuant to Rule 12g-4 of the Exchange Act termination of registration shall take effect in 90 days thereafter; however, Issuer's duty to file any reports required under Section 13(a) of the Exchange Act was immediately suspended upon filing the Form 15.

          Item 7.  Material to be Filed as Exhibits

               Item 7 of the Schedule 13D is hereby amended and supplemented to add a new Exhibit as follows:

               Exhibit 13: Certificate of Ownership and Merger Merging Oscar
                           Acquisition Corporation into Oacis Healthcare Holdings Corp., as filed on March 31, 1999.


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 1999

                                    Oscar Acquisition Corporation



                                    By: /s/ Kevin A. Werner
                                        -------------------------------
                                        Name:  Kevin A. Werner
                                        Title: Secretary


                                    Science Applications International
                                      Corporation



                                    By: /s/ Kevin A. Werner
                                        -------------------------------
                                     Name:  Kevin A. Werner
                                     Title: Assistant Secretary &
                                            Associate General Counsel